SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 14, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated April 14, 2014 regarding “Ericsson announces change in Executive leadership team”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 14, 2014

PRESS RELEASE APRIL 14, 2014

Ericsson announces change in Executive leadership team

•	Douglas Gilstrap, Senior Vice President and Global Head of Strategy, will resign from his role, effective August 1, 2014, and leave Ericsson’s Executive Leadership Team

•	Gilstrap has been key to developing Ericsson’s global business strategy over the past five years and instrumental to the company’s business development and mergers & acquisitions activities

•	The process to find a new Head of Strategy for the Ericsson Group will start immediately

Ericsson (NASDAQ:ERIC) today announced that Douglas Gilstrap will resign from his role as Senior Vice President and Head of Group Function Strategy and leave Ericsson’s Executive Leadership Team. Gilstrap joined Ericsson in this role in 2009 and has been responsible for developing Ericsson’s business strategy and driving the company’s M&A activities during this time. He has also played a key role in dissolving the ST-Ericsson joint venture and integrating the thin modems business into Ericsson; since 2013 he also serves as Chairman of Business Unit Modems.

Hans Vestberg, CEO and President of Ericsson, said: “Douglas has been instrumental in shaping Ericsson’s strategy with his broad industry knowledge, business development and transactional skills during the five years that he has been with the company. He has played a leading role in all M&A and key commercial activities during these years, strengthening Ericsson’s position across all business segments.”

Douglas Gilstrap said: “I am very proud of the work that we have done at Ericsson and how the company has strengthened its position in this transforming and dynamic market.”

NOTES TO EDITORS

Link to Douglas Gilstrap photo and bio found here.

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfil their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

PRESS RELEASE APRIL 14, 2014

With more than 110,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2013 were SEK 227.8 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 14, 2014 at 13:30 CET.